Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is being provided to Cameron and NATCO employees and is also available on the www.WelcometoCameron.com website.

1333 West Loop South, Suite 1700
Houston, Texas 77027
713/513-3300
Fax 713/513-3320
www.c-a-m.com



News Release

NATCO Acquisition Update

HOUSTON (October 30, 2009) – This update addresses the following topics:

Topic	Page
NATCO Shareholder Meeting	2
Change Networks Update	2
Process Systems (PRS) Business Units	3
Culture Assessment Key Findings	4
Offer Letters Update	5
Global New Hire Orientation	6
Global HR Updates	7
IT Systems Updates	7
More Organizational Information	8

NATCO Shareholder Meeting

The Securities and Exchange Commission (SEC) declared the registration statement for NATCO's stockholder meeting effective, clearing the way for a meeting of NATCO's stockholders to consider and vote on the proposed acquisition on November 18, 2009. This represents a major milestone toward closing the transaction.

The other milestone to closing the transaction is clearance by the Department of Justice (DOJ), which is still pending.

Change Networks Update

Change networks have been implemented in both Cameron and NATCO to provide employees with a structured way to provide feedback to the Integration Teams on how well news is being distributed and on questions and concerns to be addressed.

Many of the questions and concerns relate to the following topics:

- Offer letters (and related employment questions)
- Payroll and benefits (including international information)
- Consolidations of facilities

This issue provides an update on offer letters that should provide helpful information. Some of the payroll and benefits questions have already been addressed in the Questions and Answers section of the Welcome to Cameron website, and a preview of Cameron's Global New Hire Orientation is also included in this issue – which describes the orientation process and timeline for NATCO employees that will be joining Cameron post-close. In addition, a global HR update is provided.

Cameron will evaluate opportunities where consolidation of facilities makes sense. At this point, there have been no decisions made to eliminate or consolidate any NATCO facilities.

Proposed Process Systems (PRS) Business Units



Company
CAMERON
Operating Groups
Drilling & Production Systems (DPS)
Valve & Measurement (V&M)
Compression Systems (CS)
Operating Divisions
Drilling Systems (DRL)
Surface Systems (SUR)
Subsea Systems (SUB)
Flow Control (FLC)
Process Systems (PRS)
Distributed Valves (DSV)
Engineered Valves (EGV)
Process Valves (PRV)
Measurement Systems (FLO)
Reciprocating Compression (RC)
Centrifugal Compression (CC)
Business Units
TEST
LINCO
PAAI
Subsea Processing (SSP)
Custom Engineered Systems (CES)
Process Services & Equipment (PSE)
Petreco
IES
S&T
LEGEND
New PRS Division
Existing NATCO
Existing Cameron
Renamed Business
Planned
Product Brands
AXSIA
BFCC
CAMERON
CONNOR
CONSEPT
CYNARA
EDGE
HYDROMATION
KCC
KREBS
METROL
MOZLEY
NATCO
PAQUES
PETRECO
PORTA-TEST
SUREFIRE
UNICEL
VORTOIL
WEMCO

As described in an earlier update, The NATCO acquisition will result in the creation of a new Process Systems (PRS) division, within the Drilling and Production Systems (DPS) Group. The PRS division will provide the market with a comprehensive portfolio of process technology products for the oilfield. PRS will be divided into the following three (3) primary business segments:

- Custom Engineered Systems (CES): Currently Cameron Petreco and NATCO Integrated Engineered Solutions
- Process Services & Equipment (PSE): Currently NATCO Standard & Traditional
- Subsea Processing (SSP): Currently NATCO's Subsea Processing

Three (3) of NATCO's divisions will join other parts of the Cameron organization. TEST will become part of the Flow Control (FLC) division, another division within the DPS group. Linco and PAAI will become part of the Measurement Systems (FLO) division of the Valve and Measurement (V&M) group.

The geographic focus of the business segments will by organized by Cameron's existing structure:

- North and South America (NSAM)
- Europe, Asia, Caspian and Russia (EACR)
- Asia Pacific and Middle East (APME)

We will continue to keep you updated as additional decisions are finalized. Please feel free to post your questions on the website and we will answer them to the best of our abilities.

Culture Assessment Key Findings

Thanks again for the strong participation in the online culture assessment survey. Here are the key findings – starting with some background information:

- Members of senior management in both Cameron and NATCO have been briefed on these findings and have validated the findings.
- Two-thirds (66%) of survey respondents have 0-10 years of tenure; one-third (34%) have more than 10 years tenure.
- Almost half (45%) of respondents are in various levels of management and supervision (including Team Leads), with slightly more than half (55%) in employee roles.

The survey indicated that the Cameron and NATCO organizations are similar in that they both:

- focus aggressively on "getting the job done"
- reward achievement of goals and targets
- are viewed by employees as caring for their well-being
- tend to have highly-committed, motivated employees
- are responsive to their customers, and
- take generally disciplined approaches to the market.

The survey also indicated that Cameron and NATCO are different in the following ways:

- Cameron takes a more structured, disciplined approach to its internal processes and systems and its approach to the market.
- Cameron tends to put more emphasis on employee development, with a corresponding impact on commitment to the organization.

The primary implication of these differences is that business process/systems orientation will be a key factor in the success of the integration of NATCO employees into Cameron. Cameron has a comprehensive Global New Hire Orientation process, which will be followed by orientation and onboarding specific to each business unit.

Offer Letters Update

Almost every NATCO and Petreco employee will have a job at Cameron after close – whether or not they receive an offer letter. Note that this does not take into account any business changes that may occur prior to close. The dates to follow are based on a projected mid-November close.

It is easiest to explain the process by categorizing employees into five (5) categories:

1. **Employees who have been offered retention bonuses**

   Some NATCO employees are in positions that overlap with Cameron positions but are nonetheless crucial to the successful acquisition integration. Retention bonuses were offered to incentivize these employees to stay with Cameron until the systems are successfully integrated.

   If you are on a retention bonus plan, you will become part of the Cameron organization at close. You might report to your current supervisor, or someone else, but either way you will have a position on Day 1. Most of these positions will stay in place until a successful transition from Oracle to SAP. We expect this transition to occur no earlier than the third or fourth quarter, 2010. Linco, TEST and PAAI should transition to SAP earlier in 2010.

   Once these transitions are complete, you will have the opportunity to seek another position within Cameron or receive your retention bonus and severance, under the current NATCO severance plan, and leave the company. You will be given as much notice as possible before your retention position ends.

2. **Employees who will have significant changes to their responsibilities**

   Employees who will have significant changes to their job responsibilities will receive an offer letter by November 13, or shortly thereafter.

   Note: This applies primarily to employees in middle or upper management positions.

3. **All other employees who will have positions with Cameron after close**

   Other employees who will continue employment with Cameron post-close will be notified, either verbally or in writing, by the end of November.

4. **Employees who will not have positions with Cameron after close**

   These employees will receive notification of termination by the end of November. At this time they will also receive information about severance benefits.

Notes:

- Some employees may receive job offers before others. Employees who have not received offer letters should not take this as a negative sign. As we work through the organization, some groups will be finalized before others. Instead of waiting until an entire organization is finalized, we are talking to individuals as soon as decisions are made.

- Collective bargaining agreements and certain country-specific legislation might alter this process for some employees.

Global New Hire Orientation

Cameron has a comprehensive new hire orientation process that is designed to:

- welcome you to Cameron
- provide an overview of Cameron
- provide basic information about working at Cameron (both global and location-specific)
- provide the benefits information you need to make decisions
- provide other essential and helpful information, and
- answer your questions.

Global New Hire Orientation consists of global (company-wide) orientation, business unit and/or location-specific onboarding and orientation, and ongoing reinforcement and support. Some of the specific topics that will be covered include the following:

- CEO welcome
- Global Cameron: A business overview
- Cameron Intranet highlights
- Cameron policy essentials
- Global Performance Management & Expectations
- Benefits
- Location-specific items of interest and essentials
- New hire paperwork

Notes:

- New hire meetings and webinars – interactive meetings conducted over the Internet, by Live Meeting or GoToMeeting – will be scheduled for various locations.
- You may wish to bring your spouse, or other family member who actively participates in your family's benefits or financial planning, to the meeting or have them participate in an Internet meeting with you.

Global HR Updates

Canada: Meetings with NATCO and Cameron HR teams have taken place to review data on salary and benefits with the purpose of determining the process for moving NATCO employees on to Cameron benefit programs. We expect to complete the review over the next few weeks and as soon as recommendations have been approved, there will be briefing sessions with NATCO employees on how any changes that may occur will impact them.

United Kingdom (UK): Meetings have been ongoing between Cameron and NATCO management on both the design of the new organization structure that will be implemented post close and the process that is required to transition NATCO employees into the Cameron UK terms and conditions. This will involve a consultation process that will commence shortly after close. It is envisaged that the consultation process should take between 60-90 days, and there will be ongoing communications and updates with UK NATCO employees during that time period. Our plan would be to transition employees on to the Cameron payroll and terms and conditions on the 6th of April 2010.

Norway: Cameron and NATCO HR have met for planning sessions and the NATCO HR Manager in Norway is reviewing data on salary and benefits in order to prepare a recommendation on transitioning employees to Cameron payroll and benefit programs.

Other International Locations: Reviews on current and determination of future organizational structures have been ongoing. Concurrently, we are reviewing data on salary and benefits and determining how we will transition employees on to Cameron payroll and benefit programs. Cameron HR representatives for each respective International location will be discussing with NATCO local management on what that process is and presenting a transition timetable which will bring employees in to the Cameron organization.

Information Technology (IT) Systems Updates

Payroll and Benefits

A key acquisition-related goal is to have all NATCO staff on Cameron payroll and benefits by January 1, 2010. This is being worked through two (2) separate projects:

- Cameron will manage payroll and benefits through SAP for TEST, Linco and PAAI beginning January 1. Cameron's Acquisitions and Deployment (A&D) Team, with the help of key NATCO employees, will prepare and execute this transition.

- The rest of NATCO will transition to Cameron's payroll and benefits, via NATCO's existing Oracle system, January 1, 2010. These NATCO employees that join Cameron's Process Systems (PRS) will continue to use their current time management and payroll systems but will be paid as Cameron employees. The project will be handled by CSC, NATCO's Oracle implementation partner, with guidance and input from Cameron leadership.

•

Note: All former NATCO employees will be paid via NATCO's current time management and payrolls systems between close and December 31, 2009.

Cameron SAP

TEST is scheduled to go live on SAP in February 2010. PAAI and Linco will follow in April 2010. Cameron will begin the transition of the remainder of NATCO businesses to SAP beginning in Q3, 2010.

More Organizational Information

Check the Welcome to Cameron website (Documents > Organization Overviews) for more information on current (pre-close) NATCO and Cameron organizations, including:

- *Did You Know* newsletters with various Drilling & Production Systems (DPS) profiles
- Additional information on Cameron's Petreco Process Systems.
- Additional information on NATCO's Integrated Engineered Solutions (IES) and Standard & Traditional (S&T) organizations.

Stay tuned for more updates

The NATCO Integration Team



1333 West Loop South, Suite 1700
Houston, Texas 77027
713/513-3300
Fax 713/513-3320
www.c-a-m.com

News Release

NATCO Integrated Engineered Solutions (IES)
Organization Introduction

HOUSTON (October 30, 2009) – This provides an overview of NATCO's Integrated Engineered Solutions (IES), which will become part of the new Cameron Process Systems (PRS) organization after close.

The IES segment includes custom-designed and engineered solutions for specific customer-defined applications including a full suite of production equipment technologies.

Integrated Engineered Solutions designs, engineers, procures, fabricates, manufactures and manages engineered systems using NATCO facilities or third-party subcontractors for upstream and downstream oil and gas projects throughout the world. It also provides start-up services for NATCO's custom-engineered products.

Engineered systems typically require a significant amount of technology, engineering, procurement, fabrication and project management. Integrated Engineered Solutions utilizes a project delivery system designed to integrate these functions into a predictable process with integrated project management capabilities that provide effective risk management and timely delivery of high-quality products within budget.

This segment markets engineered systems and solutions through NATCO's direct sales force in most of the oil producing regions of the world, including the US, Latin America, Southeast Asia, Japan, UK, the Middle East, Scandinavia, Russia and West Africa – augmented by independent representatives in other countries.

Integrated Engineered Solutions product offerings include:

- *Integrated Oil and Gas Processing Trains*: These consist of multiple units that process oil and gas from primary separation through contaminant removal.

- *Offshore Production Systems*: These consist of large skid-mounted processing units used in conjunction with fixed offshore platforms, semi-submersible floating systems, floating, production, storage and offloading (FPSO) vessels and other floating production vessels.

- *Water Injection Systems*: NATCO's IES provides water injection systems used both onshore and offshore to remove contaminants from water which will be injected into a reservoir during production so that the formation or its production characteristics are not adversely affected. These systems may involve media and cartridge filters, de-aeration, chemical injection and sulfate removal.

- *Produced Water Cleanup Systems*: Integrated Engineered Solutions designs and engineers systems that use liquid/liquid hydrocyclone technology and induced or dissolved gas flotation technology, to remove oil and solids from a produced water stream. Oily water cleanup is often required prior to the disposal or re-injection of produced water.

- ***Gas Processing Equipment***: In addition, IES offers standard and engineered processing equipment for the extraction of liquid hydrocarbons to meet feed gas and liquid product requirements – as well as standard mechanical refrigeration units for the recovery of salable hydrocarbon liquids from gas streams.

- ***Other Downstream Applications***: These include various technologies that have crossover applications in the refinery and petrochemical sectors particularly for oil and water treating. IES designs and supplies process facilities to hydrogen generation and purification refineries, petrochemical plants and industrial gas suppliers. In addition, Dispersed Oil Extractor (DOX®) technology cleans both heavy and light dispersed oil from water, which is beneficial to ethylene processors.

- ***Other Proprietary Equipment***: These include a broad range of proprietary equipment that may be part of a larger system or may be sold separately to customers for applications in oil and gas projects or in retrofit applications. Such equipment includes wellhead desanders, sand cleaning facilities, sand separators and specialty oil heaters.

- ***Carbon Dioxide Removal***: NATCO's IES also manufactures gas processing facilities for the removal of carbon dioxide from hydrocarbon streams. These facilities use our proprietary Cynara® membrane technology which provides one of the more effective separation solutions for hydrocarbon streams containing high concentration of carbon dioxide.

The NATCO Integration Team



1333 West Loop South, Suite 1700
Houston, Texas 77027
713/513-3300
Fax 713/513-3320
www.c-a-m.com

CAMERON

News Release

Petreco Organization Introduction

HOUSTON (October 30, 2009) – Petreco Process Systems will combine with NATCO's Integrated Engineered Solutions (IES) and portions of NATCO's Standard & Traditional (S&T) businesses to become the new Process Systems (PRS) organization.

Petreco Process Systems provides custom-engineered process packages to operators worldwide for separation and treatment of oil, gas, water and solids. Its engineered systems have been installed in numerous locations to help customers address challenges in gas treatment, oil production and refining applications.

Petreco has a team of technology experts dedicated to continually expanding its base of products and services in order to deal with complex new process systems challenges. For example, the Company has become a leader in providing MEG (mono-ethylene glycol) Reclaiming Systems, using patented technology licensed exclusively to Petreco to recover and purify MEG, used to inhibit hydrate formation in gas production applications.

During 2008, Petreco continued to book a mix of business covering diverse applications and a wide range of locations. These included two highly-coveted water treatment projects using gas flotation and media filtration in Colombia, valued at more than $40 million, and a tri-ethylene glycol-based gas dehydration project in Bahrain, worth more than $25 million. These enhanced Petreco's presence in the respective regions, and are among the larger bookings in the division's history.

In July 2008, Petreco delivered the industry's first MEG reclamation system for an offshore application with carbonate removal capabilities. This $14 million system will be placed into service in the Mexilhao gas field in Brazil's Santos Basin in late 2009 or early 2010. Petreco also continues to pursue new market opportunities for modular and engineered package technologies through relationships that provide support for customers who want to enhance their competitive position in oil and gas production and processing.

The division has also continued to contribute its products and technologies to a joint effort with Cameron's Subsea Systems group to provide customers with an expanding suite of subsea processing solutions.

Additional Petreco information is available:

- as a PowerPoint presentation posted on the Welcome to Cameron site, and
- on the Internet at www.c-a-m.com/content/pet/index.cfm.

The NATCO Integration Team



PERFORMANCE

PETRECO PROCESS SYSTEMS

Petreco Products Overview
October 30, 2009

CAMERON

RAISING PERFORMANCE. TOGETHER™

CAMERON

Agenda

- Organization
  - Cameron
  - Petreco Division
  - Process Industry Commitment

- Product Overview
  - Trade Names & Products
  - Gas, Oil & Water Solutions
  - Product Discussions



CAMERON

PERFORMANCE

Cameron Corporation

EXPLORATION
DEVELOPMENT
PRODUCTION
TRANSPORTATION
REFINING & MKTG
PROCESS INDUSTRIES
Petreco Process Systems
PETRECO, WEMCO, KREBS, KCC, VORTOIL, BFCC UNICEL, METROL, EDGE
Distributed Valves
DEMCO, NAVCO, NUTRON, TBV, TECHNO, TEXSTEAM, THORNHILL CRAVER, WHEATLEY, WKM
Flow Control
WILLIS, CAMERON, LEDEEN
Engineered Valves
CAMERON, GROVE, RING-O, TOM WHEATLEY
Subsea Systems
CAMERON, WILLIS
Process Valves
ENTECH, FOSTER, GENERAL, ORBIT, TK, WKM
Surface Systems
CAMERON, MCEVOY, WILLIS, WKM, IC, TUNDRA, STEROM
Measurement Systems
NUFLO, BARTON, CLIF MOCK, CALOON
Drilling Systems
CAMERON
Compression Systems
AJAX, SUPERIOR, COOPER-BESSEMER, PENN, TSI, TEXCENTRIC, ENTERPRISE, CSI, MSG, TURBO-AIR, JOY
CAMSERV — Cameron Aftermarket Services





- Compression Systems Group
- Drilling & Production Systems Group
- Valves & Measurement Group



Cameron Petreco Division



- Houston, Texas - USA
- Calgary, Alberta - Canada
- Rugby, England - UK
- Sunbury, England - UK

- Paris - France
- Bad Homburg - Germany
- Moscow - Russia
- Abu Dhabi - UAE
- Jurong - Singapore

Cameron

Drilling & Production Systems Group

Petreco Process Systems

Asia Pacific & Middle East (APME)	Europe, Africa, Caspian & Russia (EACR)	North & South America (NSAM)

- Products used to purify produced crude oil, natural gas & associated water

- 100 Years of continuous history

- Headquartered in Houston, Texas

Petreco is a leading provider of engineered processing equipment, systems and services to worldwide oil and gas production and refining operations.

CAMERON

Cameron Petreco – Process Industry Commitment

- 1909 Petreco Founded
- 1931 Acquired by Petrolite Corp
- 1997 Acquired by Baker Hughes
- 2001 Acquired by Sequel Holdings
- 2002 Acquired KCC
- 2004 Acquired by Cameron
- 2005 Acquired UNICEL



KCC
- Acquired by Petreco in 2002
- Founded in 1985

PETRECO
- Acquired by BHI in 1997
- Founded in 1909

KREBS PETROLEUM TECHNOLOGIES
- Acquired by BHI in 1998
- Founded in 1994

VORTOIL SEPARATION SYSTEMS
- Acquired by BHI in 1996
- Founded in 1986

WEMCO
- Acquired by BHI in 1982
- Founded in 1915

Metrol
- Acquired by BHI in 1990
- Founded in 1967

BFCC
- Acquired by BHI in 1992
- Founded in 1990





Product Overview – Trade names & products

CAMERON

PETRECO PROCESS SYSTEMS

WEMCO
- Wemco® Products
- Pacesetter™ Gravity Separators (CPI)
- Induced Gas Flotation (IGF) Mechanical Depurator™ Systems
  – Atmospheric/LP
  – Single and Multi-Cell Cylindrical Designs
- ISF™ (Induced Static Flotation) Machines
  – Single Cell
  – Four Cell

METROL
- Metrol® Products
- Sea-Screen™ Coarse Strainers
- Sea-Cell™ Electrochlorinators
- Auto-Felt™ Fine Filters
- Dual Media Fine Filters
- Deaeration Towers
- Polishing Filters
- Chemical Dosing Systems

VORTOIL
- Vortoil® Products
- Liquid/Liquid Hydrocyclone Separators
- Degassers

BFCC
- BFCC® Products
- Copper Chlorine Biofouling Control Systems

PETRECO
- Petreco® Products
- Silectric™ Dehydrators/Desalters
- Bilectric™ Dehydrators/Desalters
- Metercell™ Electrostatic Precipitators
- Hydromation™ Nut Shell Filters
- 3-Phase Separators
  – Horizontal
  – Vertical
  – Motion Insensitive
- Free Water Knock Outs
- Heater-Treaters
- Hydrotrans
- Sand Cleaning Systems

KREBS
- Krebs® Products
- Solid/Liquid Desanding Hydrocyclones
- Wellhead Desanders

KCC
- KCC® Products
- Amine Gas Treating Plants
- Glycol Gas Dehydration Plants
- Glycol and Methanol Injection and Recovery Systems
- Fuel Gas Conditioning Systems
- High Efficiency Gas Scrubbers
- Membrane Gas Treatment Units
- Molecular Sieve Gas Treatment Systems
- Salt Removal and Solvent Reclaimers
- Water Bath Heaters
- Stripping Gas Recovery Systems
- Slug Catchers
- Internals Design & Supply

UNICEL
- Unicel Products
- Vertical IGF
- Vertical Skim Tank
- Combined Skim Tank and IGF
- CPI

CAMERON

Product Overview – Gas, Oil & Water Solutions


PETRECO
OIL
GAS
WATER
Acid Gas
KCC™ Stripping Gas Recovery Systems
KCC™ Gas Treatment Plants
• Amine Gas Sweetening
• Membranes
KCC™ Gas Dehydration
• Glycols
• Molecular Sieve (dessicants)
• Meg Reclamation
Utilities
• Gas Scrubbing
• Fuel Gas Conditioning
Sales Gas
Raw Gas
Krebs® Wellhead Desanding
Petreco® Indirect-Fired Heaters
Petreco® Multi-Phase High-Efficiency Separators
Petreco® Free Water Knock Outs
Petreco® Heater-Treaters
Petreco® Silectric™/Bilectric® Dehydrators/ Desalters
Sales Oil
Raw Wellhead Fluids
• Natural Gas
• Crude Oil
• Produced Water
• Solids
Sand
Recycle Oil
Dirty Water
Enhanced Gravity Separation
• Wemco® Pacesetter® CPI
• Krebs® Hydrocyclone Desander
• Vortoil® Hydrocyclone Deoiler
Wemco® Depurator® IGF, Wemco® ISF® or Unicel® IGF
Petreco® Hydromation® Nut Shell Filters
Clean Water
Raw Water Inlet
• Sea Water
• River Water
• Aquifer Water
Metrol® Sea-cell® Electrochlorinator, BFCC Copper-Chlorine Biofoulant Control Systems & Chemical Dosing
Metrol® Sea-Screen® Coarse Strainers
Metrol® Dual Media Fine Filters & Metrol® Auto-Felt® Fine Filters
Metrol® Polishing Filters
Dearation Towers
Injection Water

CAMERON

Product Overview – Oil Treatment

- Multi-Phase Crude Oil Separators
  - Horizontal/Vertical
  - Motion Insensitive
- Free Water Knock Outs
- Electrostatic Coalescers (Dehydrators/Desalters)
  - Silectric™
  - Bilectric®
- Heater-Treaters
- Metercell™ Electrostatic Precipitators
- Well Head Desanders

CAMERON

Product Overview – Crude Oil Separation & Electrostatic Dehydration



160,000 BPD Crude Oil Separation and Dehydration Module for Petrobras P40 FPSO

CAMERON

Product Overview – Main Production Separators

- Production and 2nd Stage Separators
- Destined for the Nexen Buzzard Platform in the UK sector of the North Sea





Product Overview – Gas Treatment

- Amine Gas Treating Plants
- Glycol Gas Dehydration Plants
- Glycol and Methanol Injection and Recovery Systems
- Fuel Gas Conditioning Systems
- High Efficiency Gas Scrubbers
- Membrane Gas Treatment Units
- Molecular Sieve Gas Treatment Systems
- MEG Reclamation and Salt Removal
- Water Bath Heaters
- Stripping Gas Recovery Systems
- Slug Catchers

PERFORMANCE

CAMERON

Product Overview – Glycol Dehydration Plants



TEG Gas Dehydration Module for Gjoa Field in the North Sea

CAMERON

Product Overview – MEG Reclamation Plants



MEG Reclamation Module for Gjoa Field in the North Sea

CAMERON

PERFORMANCE

Product Overview – Fuel Gas Conditioning Systems



Fuel Gas Treatment System Jebel Ali Power Station

CAMERON

Product Overview – Produced Water Treatment

- **Complete Produced Water Treatment Systems**
- **Tilted Plate CPI Gravity Separators**
- **Mechanical Induced Gas Flotation (IGF)**
  - Atmospheric/Low Pressure
  - Single & Multicell Cylindrical Design
- **Induced Static Flotation (ISF)**
  - Single Cell
  - Four Cell
- **Liquid-Liquid (Deoiling) Hydrocyclones**
- **Solid-Liquid (Desanding) Hydrocyclones**
- **Hydromation Nutshell Filters**



CAMERON

Product Overview – Produced Water Treatment System

400,000 bpd PWT/Aquifer Water Treatment Package for Kerr McGee's Leadon FPSO

Product Overview – Deoiling Hydrocyclones



CAMERON



Deoiling Hydrocyclone Package for Korchagin Platform in the Caspian Sea

CAMERON

Product Overview – Sea Water Treatment

- Sea-Cell® Electrochlorination Packages
- Copper-Chlorine Biofouling Control Systems
- Complete Water Injection systems comprising:
- Sea-Screen® Coarse Strainers
- Dual Media Fine Filters
- Deaeration Towers
- Polishing Filters
- Chemical Dosing Systems



CAMERON

Product Overview – Biofouling Control Systems

The Sea-Cell™ Electrochlorinator System (below right) is the only unit in the world certified for use in a hazardous area without the need for a secondary enclosure.



The Copper-Chlorine system (left) uses copper (5ppb) and chlorine (50ppb) in a smaller, lighter package to control biological growth, resulting in less chlorine entering the environment.



Product Overview – Sea-Screen Coarse Strainers


CAMERON



Sea-Screen Coarse Strainer for Gjoa Platform in the North Sea



1333 West Loop South, Suite 1700
Houston, Texas 77027
713/513-3300
Fax 713/513-3320
www.c-a-m.com

News Release

NATCO Standard and Traditional (S&T)
Organization Introduction

HOUSTON (October 30, 2009) – This provides a brief overview of NATCO's Standard and Traditional (S&T) organization – which will become part of the Cameron Process Systems (PRS) operating division after close. The S&T business segment includes the following oil and gas separation equipment sales and services:

- Upstream and wellhead production equipment
- Replacement parts
- Refurbished equipment
- Aftermarket parts, sales and service

In addition, NATCO's Canadian operations provide production equipment for treatment of heavy oils.

Equipment built for these markets is typically based on standardized NATCO designs, available via catalogue purchase, or on variations of standardized equipment requiring limited customized engineering, marketed throughout the United States, Canada, Mexico and South America.

Production equipment includes the following:

- *Separators*: Separators are used for the primary separation of a hydrocarbon stream into oil, water and gas. In addition to traditional separator solutions, we offer customers more advanced separation technologies utilizing proprietary devices inside vessels to achieve more efficient separation designed to reduce size and weight, improve separation efficiency and eliminate processing problems.

- *Oil, Gas and Water Conditioning Equipment*. S&T markets heaters, which are used to reduce the viscosity of oil to improve flow rates and to prevent hydrates from forming in gas streams; oil dehydrators, which are used to remove water from oil; water treatment and conditioning equipment that removes contaminants from water extracted during oil and gas production; gas conditioning equipment, such as glycol or amine units, that remove contaminants from hydrocarbon and gas streams.

In addition, S&T provides the following:

- *Equipment Refurbishment.* S&T sources, refurbishes and integrates used oil and gas production equipment. The used equipment market is focused primarily in North America, both onshore and offshore.

- *Parts, Service and Training.* S&T also provides replacement parts for NATCO equipment and for equipment manufactured by others, as well as operational and safety training to the oil and gas production industry – an additional marketing tool for other NATCO products and services.

Additional information on the S&T organization is available as a PowerPoint presentation posted on the Welcome to Cameron site.

The NATCO Integration Team



Standard & Traditional

Business Segment

Health, Safety & the Environment (HSE)



NATCO
Safely
Producing Solutions
Outperforming our Industry Segment
TRIR of < 1.0 versus industry average of 5.9
Award Winning
Occupational Excellence Achievement Award, 2008
National Safety Council
Safety Leadership Award, 2002 – 2008
National Safety Council
Million Work Hours Award, 2002 – 2008
National Safety Council
Perfect Record Award, 2002 – 2008
National Safety Council
Award of Merit, 2005
Texas Safety Association
Target ZERO
A program that works.
A culture we believe in.

- Leader in our Industry in Safety: Target Zero Program
- Supporting "Green" through Ongoing Technology Developments
- Proactive Custodians of the Environment
- 2008 Gas Processors Suppliers Association Excellence in Safety Award
- TRIR of .58 for Branch Operations in 2008
- TRIR of .34 for Manufacturing in 2008



NATCO

What is Standard and Traditional

- Standard is off-the-shelf common production separation equipment

- Traditional is modified version of standard - Needs some engineering and drafting

Standard Equipment



T Pak

Traditional Equipment



Quad Pak

Typical S&T Equipment in the Rockies



Customer Service and Support



NATCO

Manufacturing Facilities



CALGARY



ELECTRA



NEW IBERIA



HOUSTON

	CALGARY	ELECTRA	NEW IBERIA	HOUSTON	SAUDI (4Q09)
	Ryan Chase	David Bomer	Glenn Gross	Dwight Faulkner	Dave Stevens
Shop Space (sq. ft.)	100,500	130,000	72,000	33,000	100,000
Yard Space (acres)	30	45	16	14	14
Shop Personnel	120	180	145	48	75
Engineering Personnel	13	10	16	2	3
Max Rolling Capacity (Width x Diameter x Thickness)	10x16x5	10x10x2.75	N/A	N/A	10x10x2
Structural Capacity	Yes	Yes	Yes	Skid	Skid
Maximum Lift (tons)	300	100	800	50	200
Shipping Facilities (Rail/Truck/Water)	R/T	R/T	R/T/W	T	T/W

428,000 sq.ft. & 1.7MM Standard Shift Manhours



Parts and Service

NATCO

Field Equipment Refurbishing



Code Repairs and Modifications



NATCO

Grand Junction Tank Manufacturing



NATCO

Specialty Services



10/25/2005



Boom Trucks

Training Services



NATCO

Leduc Branch



NATCO

Grand Junction Branch





Belle Chase Branch

Bloomfield Branch



NATCO

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties. Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron's and NATCO's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's web site http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which will be mailed to NATCO's stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC's website at www.sec.gov. The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron's website at www.c-a-m.com under the heading "Investor Relations" and then under the heading "SEC Filings" or by accessing NATCO's website at www.natcogroup.com under the tab "Investor Relations" and then under the heading "SEC Filings".

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO's proxy statement when it is filed with the SEC. You can find information about NATCO's executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO's website as stated above.